Exhibit 99.1

News Release

MediWound Successfully Completes Second Cohort of EscharEx® Phase 2 Study

Company intends to initiate EscharEx U.S. pivotal program in first half of 2018

YAVNE, Israel (September 1, 2017) – MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, reports positive top-line results from the second cohort of the Company’s Phase 2 clinical trial evaluating EscharEx® for debridement of dead or damaged tissue in diabetic foot ulcers (DFU) and venous legs ulcers (VLU).

The second cohort was a prospective, randomized, controlled, assessor-blinded Phase 2 trial to evaluate EscharEx safety over extended periods of application (24-72 hours) in up to eight applications to provide supportive data for a future Biologics License Application (BLA) filing. The second cohort included 38 patients with DFUs or VLUs that were randomized to either EscharEx or the hydrogel vehicle at a ratio of 2:1, respectively. The top-line results include data following the completion of the debridement period by all patients. The primary objective of the second cohort of the study was to assess safety.

The overall patient demographics and wound baseline characteristics were comparable across both arms. No related systemic adverse events were reported and adverse events related to local application were mild to moderate, reversible and resolved during the trial. Vital signs, pain scores, infection rates, laboratory parameters and blood loss were comparable between the two arms of the trial. Overall, no material safety concerns were identified.

“Effective debridement is a critical first step to facilitate wound management and is complementary to existing wound healing products, which require a clean wound bed. In the treatment of chronic wounds, it is important to adjust the treatment strategy to the patients' needs and wounds conditions and therefore establishing safety over extended period of application is important” stated Prof. Lior Rosenberg, M.D., Chief Medical Technology Officer of MediWound, former Chief of Plastic Surgery at Soroka University Medical Center (Beer Sheva, Israel).

"We believe EscharEx has the potential to become an important product in the wound care market, and a valuable asset for MediWound.  We intend to initiate the EscharEx U.S. Phase 3 pivotal program in the first half of 2018," stated Gal Cohen, President and Chief Executive Officer of MediWound.

About MediWound Ltd.

MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds, connective tissue disorders and other indications. MediWound’s first innovative biopharmaceutical product, NexoBrid®, received marketing authorization from the European Medicines Agency as well as the Israeli and Argentinian Ministries of Health, for the removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and was launched in Europe, Israel, and Argentina. NexoBrid® represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier, relative to the existing standard of care, without harming viable tissues.

MediWound's second innovative product candidate, EscharEx®, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds and is complementary to the large number of existing wound healing products, which require a clean wound bed in order to heal the wound. EscharEx® contains the same proteolytic enzyme technology as NexoBrid®, and benefits from existing development data on NexoBrid®. In January 2017, MediWound reported final results from the first cohort of its second phase 2 study evaluating EscharEx for the debridement of chronic and other hard-to-heal wounds in which EscharEx met its primary endpoint demonstrating higher incidence of complete debridement with statistical significance.  For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to the regulatory authorizations and launch dates. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka	Bob Yedid
Chief Financial and Operations Officer	Managing Director
MediWound	LifeSci Advisors
ir@mediwound.co.il	646-597-6989
bob@lifesciadvisors.com